

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

Joseph Mangiapane Jr.
Chief Executive Officer
Rubicon Financial Incorporated
18872 MacArthur Blvd., First Floor
Irvine, California 92612

> **Re:** **Rubicon Financial Incorporated**
> **Form 10-K**
> **Filed March 31, 2011**
> **File No. 000-29315**

Dear Mr. Mangiapane:

We issued comments to you on the above captioned filing on October 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 30, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 30, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief